Exhibit (d)(1)

April 2, 2018

The Board of Directors

eHi Car Services Limited

Unit 12/F, Building No. 5

Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

Dear Directors:

Ocean Link Partners Limited, a private equity firm dedicated to investing in travel-related industries in China (together with its affiliates, the “Buyer”), is pleased to submit this non-binding proposal to acquire all outstanding common shares (the “Shares”) of eHi Car Services Limited (the “Company”) in a going-private transaction (the “Acquisition”). We have been in discussions with certain significant shareholders of the Company and we are confident that we will obtain their support. We also welcome other existing shareholders, including management shareholders, to join our consortium.

Our proposed purchase price for each American depositary share of the Company (“ADS”, each representing two Shares) is US$14.5 in cash.  We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a 16.5% premium to the closing trading price of the Company’s ADS on March 29, 2018, the last trading day prior to the date hereof, and a 18.9% premium to the volume-weighted average closing price of the Company’s ADS during the 30 trading days immediately prior to the date of this proposal.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.                                      Purchase Price.  The consideration payable for each ADS will be US$14.5 in cash, or US$7.25 in cash per Share.

2.                                      Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing will be provided from the Buyer in the form of cash and certain rollover equity capital in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3.                                      Due Diligence.  We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt and equity financing subject to a customary form of confidentiality agreement.

4.                                      Definitive Agreements.  We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. We expect that the Definitive Agreements will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.                                      Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it.

6.                                      No Binding Commitment. This proposal does not constitute any binding commitment with respect to the Acquisition.  A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to bringing this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

Ocean Link Partners Limited

By:	/s/ Tony Tianyi Jiang

Name:	Tony Tianyi Jiang

Title:	Director

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang